UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of August 2019

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of Second Quarter 2019 Consolidated Results
2.	Second Quarter 2019 Consolidated Earnings Results Presentation

Item 1

Report of 2Q2019 consolidated results

Information reported in Ps billions(1) and under IFRS

(1) We refer to billions as thousands of millions.

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) is an issuer of securities in Colombia and in the United States, registered with Colombia’s National Registry of Shares and Issuers (Registro Nacional de Valores y Emisores) and the United States Securities and Exchange Commission (“SEC”). As such, it is subject to compliance with securities regulation in Colombia and applicable U.S. securities regulation.

All of our banking subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), Porvenir and Corficolombiana, are subject to inspection and supervision as financial institutions by the Superintendency of Finance. Grupo Aval is now also subject to the inspection and supervision of the Superintendency of Finance as a result of Law 1870 of 2017, also known as Law of Financial Conglomerates, which came in effect on February 6, 2019. Grupo Aval, as the holding company of its financial conglomerate is responsible for the compliance with capital adequacy requirements, corporate governance standards, risk management and internal control and criteria for identifying, managing and revealing conflicts of interest, applicable to its financial conglomerate.

The consolidated financial information included in this document is presented in accordance with IFRS as currently issued by the IASB. Details of the calculations of non-GAAP measures such as ROAA and ROAE, among others, are explained when required in this report.

Grupo Aval has adopted IFRS 16 retrospectively from January 1, 2019 but has not restated comparatives for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening Condensed Consolidated Statement of Financial Position on January 1, 2019. Consequently, quarterly results for 2019 are not fully comparable to previous periods.

IFRS 16 introduced a single, on-balance sheet accounting model for lessees. As a result, Grupo Aval, as a lessee, has recognized right-of-use assets representing its rights to use the underlying assets and lease liabilities representing its obligation to make lease payments. Lessor accounting remains similar to previous accounting policies. Assets and liabilities arising from a lease are initially measured on a present value basis. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the group’s incremental borrowing rate.

This report includes forward-looking statements. In some cases, you can identify these forward-looking statements by words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these and other comparable words. Actual results and events may differ materially from those anticipated herein as a consequence of changes in general, economic and business conditions, changes in interest and currency rates and other risk described from time to time in our filings with the Registro Nacional de Valores y Emisores and the SEC.

Recipients of this document are responsible for the assessment and use of the information provided herein. Matters described in this presentation and our knowledge of them may change extensively and materially over time but we expressly disclaim any obligation to review, update or correct the information provided in this report, including any forward looking statements, and do not intend to provide any update for such material developments prior to our next earnings report.

The content of this document and the figures included herein are intended to provide a summary of the subjects discussed rather than a comprehensive description.

When applicable, in this document we refer to billions as thousands of millions.

1

Bogotá, August 20th, 2019. Grupo Aval S.A. (NYSE:AVAL) reported a consolidated attributable net income for 2Q2019 of Ps 813.2 billion or $36.5 pesos per share, growing by 19% versus 2Q2018 and 7% vs 1Q2019. ROAE was 18.3% and ROAA was 2.1% for the quarter.

Key results of the quarter:

•	Attributable net income for 2Q19 increased 19% versus 2Q18 and 23% between 1H19 and 1H18.

•	Return on average equity for the quarter rose to 18.3%.

•	Loan portfolio growth of 7% yoy (and 1.3% in the quarter) with faster growth in our retail portfolio than in our commercial portfolio

•	Maintained focus on profitable growth

•	Strong Net Interest Margin of 5.9% in the quarter and 5.8% for the semester as a result of 6.6% NIM on loans and 2.3% NIM on investments in the quarter

•	Cost of Risk of 2.2% for the quarter and 2.1% for the first half of the year, mainly as a result of an improvement in our Colombian retail portfolio’s Cost of Risk

•	Net fee income increased by 11% when comparing 1H19 versus 1H18 and by 7% in the quarter, due mainly to strong banking and pension fund fees

•	Sustained contribution from our Non-Financial Sector investments during the quarter mainly driven by Corficolombiana’s equity investments

•	Other expenses grew by 5.7% between 1H18 and 1H19 and personnel expenses increased by only 4% in the same period; in contrast, minimum wage increased by 6%

•	The Deposit/Loan ratio at 1.00x, the Liquidity ratio at 18% and the Tangible Equity ratio at 8.7%, as of June 30, 2019, complements the balance sheet´s strength

•	DALE, Aval’s Fintech, will launch in the next couple of months; we expect to create an ecosystem that will allow P2P, P2C and C2P money transfers at cero cost in one click. We hope to stimulate non-cash transactions and banking penetration

Gross loans excludes interbank and overnight funds. Tangible Capital Ratio is calculated as Total Equity minus Goodwill and other Intangibles divided by Total Assets minus Goodwill and other Intangibles. PDLs 90+ defined as loans more than 90 days past due. Net Interest Margin includes net interest income plus net trading income from debt and equity investments at FVTPL divided by total average interest-earning assets. Fee income ratio is calculated as net income from commissions and fees divided by net interest income plus net income from commissions and fees, net income from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income (excluding others). Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, net income from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income. ROAA is calculated as annualized Net Income divided by average of total assets. ROAE is calculated as Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity. NS refers to non-significant figures.

2

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under IFRS

Information in Ps. Billions

Consolidated Statement of Financial Position	2Q18	1Q19	2Q19	Δ
				2Q19 vs. 1Q19	2Q19 vs. 2Q18
Cash and cash equivalents	21,175.2	26,918.5	29,824.7	10.8%	40.8%
Trading assets	5,013.4	6,936.9	7,702.0	11.0%	53.6%
Investment securities	23,047.6	24,758.9	24,316.2	-1.8%	5.5%
Hedging derivatives assets	85.6	25.3	44.4	75.2%	-48.2%
Total loans and receivables, net	158,305.7	164,738.1	166,401.3	1.0%	5.1%
Tangible assets	6,461.4	8,699.8	8,863.4	1.9%	37.2%
Goodwill	6,817.5	7,200.8	7,249.3	0.7%	6.3%
Concession arrangement rights	3,493.3	5,874.3	6,429.4	9.4%	84.1%
Other assets	10,147.7	13,110.3	13,845.4	5.6%	36.4%
Total assets	234,547.4	258,263.0	264,676.1	2.5%	12.8%
Trading liabilities	478.1	522.5	568.3	8.8%	18.8%
Hedging derivatives liabilities	46.5	85.1	76.7	-9.9%	64.8%
Customer deposits	151,958.1	163,255.1	166,000.8	1.7%	9.2%
Interbank borrowings and overnight funds	7,154.7	7,298.0	10,416.7	42.7%	45.6%
Borrowings from banks and others	16,836.5	21,347.8	20,278.7	-5.0%	20.4%
Bonds issued	19,347.3	19,979.8	20,105.5	0.6%	3.9%
Borrowings from development entities	3,054.0	3,409.3	3,290.4	-3.5%	7.7%
Other liabilities	10,402.2	13,326.9	13,336.0	0.1%	28.2%
Total liabilities	209,277.4	229,224.5	234,073.0	2.1%	11.8%
Equity attributable to owners of the parent	15,830.5	17,334.9	18,310.6	5.6%	15.7%
Non-controlling interest	9,439.4	11,703.6	12,292.5	5.0%	30.2%
Total equity	25,269.9	29,038.5	30,603.1	5.4%	21.1%
Total liabilities and equity	234,547.4	258,263.0	264,676.1	2.5%	12.8%

Consolidated Statement of Income	2Q18	1Q19	2Q19	Δ
Interest income	4,541.4	4,669.2	4,885.8	4.6%	7.6%
Interest expense	1,842.0	1,939.7	2,054.4	5.9%	11.5%
Net interest income	2,699.4	2,729.5	2,831.3	3.7%	4.9%
Loans and other accounts receivable	856.9	933.2	1,040.9	11.5%	21.5%
Other financial assets	(8.1)	(22.9)	(33.2)	45.1%	N.A.
Recovery of charged-off financial assets	(88.9)	(77.2)	(96.6)	25.2%	8.7%
Net impairment loss on financial assets	759.9	833.1	911.1	9.4%	19.9%
Net interest income, after impairment losses	1,939.5	1,896.4	1,920.2	1.3%	-1.0%
Net income from commissions and fees	1,199.0	1,259.0	1,347.2	7.0%	12.4%
Net income from sales of goods and services	259.0	574.5	599.7	4.4%	131.6%
Net trading income	244.7	108.2	208.6	92.8%	-14.7%
Net income from other financial instruments mandatory at FVTPL	75.0	53.7	53.4	-0.5%	-28.8%
Total other income	134.5	385.9	266.1	-31.1%	97.8%
Total other expenses	2,257.7	2,286.5	2,409.2	5.4%	6.7%
Net income before income tax expense	1,594.0	1,991.2	1,986.1	-0.3%	24.6%
Income tax expense	454.7	634.6	586.4	-7.6%	29.0%
Net income for the period	1,139.3	1,356.6	1,399.7	3.2%	22.9%
Non-controlling interest	457.7	593.8	586.5	-1.2%	28.1%
Net income attributable to owners of the parent	681.5	762.9	813.2	6.6%	19.3%

Key ratios	2Q18	1Q19	2Q19	YTD 2018	YTD 2019
Net Interest Margin(1)	5.8%	5.5%	5.7%	5.8%	5.6%
Net Interest Margin (including net trading income)(1)	5.8%	5.7%	5.9%	5.7%	5.8%
Efficiency ratio(2)	49.0%	44.7%	45.4%	49.2%	45.1%
ROAA(3)	2.0%	2.1%	2.1%	1.8%	2.1%
ROAE(4)	17.7%	17.4%	18.3%	16.3%	17.7%

90 days PDL / Total loans and leases (5)	3.1%	3.1%	3.2%	3.1%	3.2%
Provision expense / Average loans and leases (6)	1.9%	2.0%	2.2%	2.0%	2.1%
Allowance / 90 days PDL (5)	1.45	1.59	1.53	1.45	1.53
Allowance / Total loans and leases	4.5%	4.8%	4.9%	4.5%	4.9%
Charge-offs / Average loans and leases (6)	1.9%	2.4%	2.3%	1.9%	2.4%

Total loans and leases, net / Total assets	67.5%	63.8%	62.9%	67.5%	62.9%
Deposits / Total loans and leases, net	96.0%	99.1%	99.8%	96.0%	99.8%
Equity / Assets	10.8%	11.2%	11.6%	10.8%	11.6%
Tangible equity ratio (7)	7.7%	8.3%	8.7%	7.7%	8.7%

Shares outstanding (EoP)	22,281,017,159	22,281,017,159	22,281,017,159	22,281,017,159	22,281,017,159
Shares outstanding (Average)	22,281,017,159	22,281,017,159	22,281,017,159	22,281,017,159	22,281,017,159
Common share price (EoP)	1,210.0	1,220.0	1,295.0	1,210.0	1,295.0
Preferred share price (EoP)	1,230.0	1,235.0	1,285.0	1,230.0	1,285.0
BV/ EoP shares in Ps.	710.5	778.0	821.8	710.5	821.8
EPS	30.6	34.2	36.5	57.4	70.7

P/E (8)	10.1	9.0	8.8	10.7	9.1
P/BV (8)	1.7	1.6	1.6	1.7	1.6

(1) NIM is calculated as Net Interest Income divided by the average of Interest Earning Assets; (2) Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, net income from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income; (3) ROAA is calculated as Income before Minority Interest divided by the average of total assets for each quarter; (4) ROAE is calculated as Net Income attributable to Grupo Aval’s shareholders divided by the average of shareholders´ attributable equity for each quarter; (5) PDLs 90+ defined as loans more than 90 days past due. Total loans excluding interbank and overnight funds and 30 days past due include interest accounts receivables; (6) Refers to average gross loans for the period; (7) Tangible Equity Ratio is calculated as Total Equity minus Intangibles (excluding those related to concessions) divided by Total Assets minus Intangibles (excluding those related to concessions); (8) Based on Preferred share prices.

3

Statement of Financial Position Analysis

1. Assets

Total assets as of June 30th, 2019 totaled Ps 264,676.1 billion showing increases of 12.8% versus June 30th, 2018 and of 2.5% versus March 31st, 2019. Growth in assets was mainly driven by (i) a 5.1% year over year growth in total loans and receivables, net to Ps 166,401.3 billion and (ii) a 40.8% year over year growth in cash and cash equivalents to Ps 29,824.7 billion. When excluding FX movement in our Central American operation (“excluding FX”), asset growth would have been 9.8% versus June 30th, 2018 and 2.2% versus March 31st, 2019; for total loans and receivables, net growth would have been 2.2% versus June 30th, 2018 and 0.7% versus March 31st, 2019; and for cash and cash equivalents growth would have been 35.1% versus June 30th, 2018 and 10.4% versus March 31st, 2019.

1.1 Loans and receivables

Total gross loans and receivables (excluding interbank and overnight funds) increased by 6.5% between June 30th, 2018 and June 30th, 2019 to Ps 170,653.2 billion (3.7% excluding FX) mainly driven by (i) a 13.9% increase in Mortgage and housing leases to Ps 19,060.8 billion (8.2% excluding FX), (ii) a 10.4% increase in Consumer loans and leases to Ps 56,705.3 billion (7.0% excluding FX), and (iii) a 2.9% increase in Commercial loans and leases to Ps 94,475.8 billion (0.9% excluding FX).

Interbank & overnight funds decreased by 20.5% to Ps 4,123.6 billion (-23.8% excluding FX) during the last twelve months.

Allowance for impairment of loans and receivables was Ps 8,375.5 billion as of June 30th, 2019 taking net loans and receivables to Ps 166,401.3 billion.

Total loans and receivables, net	2Q18	1Q19	2Q19	Δ
				2Q19 vs. 1Q19	2Q19 vs. 2Q18
Loans and receivables
Commercial loans and leases	91,769.8	93,805.1	94,475.8	0.7%	2.9%
Consumer loans and leases	51,379.5	55,607.6	56,705.3	2.0%	10.4%
Mortgages and housing leases	16,729.4	18,620.9	19,060.8	2.4%	13.9%
Microcredit loans and leases	417.8	412.8	411.3	-0.4%	-1.6%
Loans and receivables	160,296.5	168,446.4	170,653.2	1.3%	6.5%
Interbank & overnight funds	5,189.9	4,460.7	4,123.6	-7.6%	-20.5%
Total loans and leases	165,486.5	172,907.1	174,776.8	1.1%	5.6%
Loss allowance	(7,180.8)	(8,169.0)	(8,375.5)	2.5%	16.6%
Allowance for impairment of commercial loans	(3,553.0)	(4,284.9)	(4,476.8)	4.5%	26.0%
Allowance for impairment of consumer loans	(3,310.1)	(3,480.9)	(3,488.9)	0.2%	5.4%
Allowance for impairment of mortgages	(232.5)	(318.7)	(323.6)	1.5%	39.2%
Allowance for impairment of microcredit loans	(85.2)	(84.6)	(86.2)	1.9%	1.1%
Total loans and receivables, net	158,305.7	164,738.1	166,401.3	1.0%	5.1%

4

The following table shows the gross loan composition per product of each of our loan categories.

Gross loans	2Q18	1Q19	2Q19	Δ
				2Q19 vs. 1Q19	2Q19 vs. 2Q18
General purpose	63,627.4	65,053.4	65,885.1	1.3%	3.5%
Working capital	14,757.0	15,035.8	14,801.8	-1.6%	0.3%
Financial leases	9,755.4	9,806.8	9,958.0	1.5%	2.1%
Funded by development banks	2,792.2	3,053.9	3,067.7	0.4%	9.9%
Overdrafts	483.1	496.0	456.4	-8.0%	-5.5%
Credit cards	354.7	359.1	306.7	-14.6%	-13.5%
Commercial loans and leases	91,769.8	93,805.1	94,475.8	0.7%	2.9%
Personal loans	31,848.9	34,563.4	35,212.4	1.9%	10.6%
Credit cards	13,485.7	14,933.8	15,395.8	3.1%	14.2%
Automobile and vehicle	5,727.6	5,767.8	5,746.2	-0.4%	0.3%
Financial leases	233.3	247.1	257.7	4.3%	10.4%
Overdrafts	84.0	95.6	93.3	-2.4%	11.0%
Other	0.0	0.0	0.0	-13.3%	-43.5%
Consumer loans and leases	51,379.5	55,607.6	56,705.3	2.0%	10.4%
Mortgages	15,568.4	17,259.7	17,643.1	2.2%	13.3%
Housing leases	1,161.0	1,361.1	1,417.7	4.2%	22.1%
Mortgages and housing leases	16,729.4	18,620.9	19,060.8	2.4%	13.9%
Microcredit loans and leases	417.8	412.8	411.3	-0.4%	-1.6%
Loans and receivables	160,296.5	168,446.4	170,653.2	1.3%	6.5%
Interbank & overnight funds	5,189.9	4,460.7	4,123.6	-7.6%	-20.5%
Total loans and leases	165,486.5	172,907.1	174,776.8	1.1%	5.6%

Over the last twelve months, credit cards, mortgages and personal loans have driven our loan portfolio growth in accordance with our banks’ strategy. Grupo Aval continues to engage in a strategy of marginal but profitable growth in the Colombian commercial loan book, which combined with a focus on retail banking, lead to increases in market share in products such as payrolls, credit cards and mortgages.

In Colombia, loans and receivables increased by 4.5% during the last twelve months and 1.4% during the quarter. As for Central America, loans and receivables grew by 11.3% between June 30th, 2018 and June 30th, 2019 and increased 1.0% in the last quarter; when excluding FX, growth would have been 1.8% and 0.1%, respectively.

Commercial loans grew by 2.9% over the year and increased 0.7% in the last quarter. In Colombia, commercial loans increased by 0.8% annually and 0.9% over the quarter. As for Central America, commercial loans grew by 11.0% over the year and remained stable in the quarter; when excluding FX, growth in Central America would have been 1.5% and -0.9%, respectively.

Consumer loans growth over the last year and quarter was mainly driven by personal loans and credit cards. In Colombia, personal loans grew by 11.6% during the last twelve months and 2.2% between March 31st, 2019 and June 30th, 2019, mainly in payroll lending. Growth of our Central American operations, excluding FX, was driven by credit cards, which grew 7.4% during the last twelve months and 2.5% in the quarter.

5

The following table shows the loans and receivables composition per entity. During the last twelve months, Banco AV Villas showed the highest growth rate within our banking operation in Colombia, driven by a strong performance in all loan categories (commercial loans grew 13.8%, mortgages grew 13.6% and consumer loans grew 11.8%).

Gross loans / Bank ($)	2Q18	1Q19	2Q19	Δ
				2Q19 vs. 1Q19	2Q19 vs. 2Q18
Banco de Bogotá	102,676.6	108,401.7	109,904.9	1.4%	7.0%
Domestic	56,354.6	57,359.1	58,329.6	1.7%	3.5%
Central America	46,322.0	51,042.6	51,575.3	1.0%	11.3%
Banco de Occidente	27,041.5	28,774.5	29,400.7	2.2%	8.7%
Banco Popular	18,499.5	19,272.2	19,280.8	0.0%	4.2%
Banco AV Villas	10,552.7	11,645.7	11,883.4	2.0%	12.6%
Corficolombiana	2,426.4	1,677.2	1,761.3	5.0%	-27.4%
Eliminations	(900.1)	(1,324.9)	(1,578.0)	19.1%	75.3%
Loans and receivables	160,296.5	168,446.4	170,653.2	1.3%	6.5%
Interbank & overnight funds	5,189.9	4,460.7	4,123.6	-7.6%	-20.5%
Total loans and receivables portfolio	165,486.5	172,907.1	174,776.8	1.1%	5.6%

Gross loans / Bank (%)	2Q18	1Q19	2Q19

Banco de Bogotá	64.1%	64.4%	64.4%
Domestic	35.2%	34.1%	34.2%
Central America	28.9%	30.3%	30.2%
Banco de Occidente	16.9%	17.1%	17.2%
Banco Popular	11.5%	11.4%	11.3%
Banco AV Villas	6.6%	6.9%	7.0%
Corficolombiana	1.5%	1.0%	1.0%
Eliminations	-0.6%	-0.8%	-0.9%
Loans and receivables	100%	100%	100%

Of the total loans and receivables, 69.6% are domestic and 30.4% are foreign. In terms of gross loans (excluding interbank and overnight funds), 69.8% are domestic and 30.2% are foreign (reflecting the Central American operations). Total foreign gross loans grew 11.3% during the past twelve months and 1.0% in the quarter (excluding interbank and overnight funds). Excluding FX, yearly and quarterly growth (excluding interbank and overnight funds) for our Central American operations would have been 1.8% and 0.1%, respectively.

Gross loans	2Q18	1Q19	2Q19	Δ
				2Q19 vs. 1Q19	2Q19 vs. 2Q18
Domestic
Commercial loans and leases	72,169.3	72,052.0	72,716.9	0.9%	0.8%
Consumer loans and leases	34,094.2	36,729.8	37,464.6	2.0%	9.9%
Mortgages and housing leases	7,293.2	8,209.2	8,485.0	3.4%	16.3%
Microcredit loans and leases	417.8	412.8	411.3	-0.4%	-1.6%
Interbank & overnight funds	2,801.1	2,255.9	2,509.3	11.2%	-10.4%
Total domestic loans	116,775.6	119,659.7	121,587.2	1.6%	4.1%
Foreign
Commercial loans and leases	19,600.5	21,753.1	21,758.9	0.0%	11.0%
Consumer loans and leases	17,285.3	18,877.8	19,240.6	1.9%	11.3%
Mortgages and housing leases	9,436.2	10,411.7	10,575.8	1.6%	12.1%
Microcredit loans and leases	-	-	-	-	-
Interbank & overnight funds	2,388.9	2,204.8	1,614.3	-26.8%	-32.4%
Total foreign loans	48,710.9	53,247.5	53,189.6	-0.1%	9.2%
Total loans and leases	165,486.5	172,907.1	174,776.8	1.1%	5.6%

6

The quality of our loan portfolio slightly deteriorated during the quarter mainly driven by the slow growth of Colombia’s corporate loan book; and some deterioration in Central America mainly in Nicaragua.

Our 30 days PDL to total loans closed 2Q19 in 4.5%, compared to 4.4% in 1Q19 and 2Q18. The ratio of 90 days PDL to total loans was 3.2% for 2Q19 compared to 3.1% in 1Q19 and 2Q18. Finally, the ratio of CDE Loans to total loans was 7.1% in 2Q19, 7.0% in 1Q19 and 6.9% in 2Q18.

Commercial loans’ 30 days PDL ratio was 4.2% for 2Q19, 4.0% for 1Q19 and 3.8% for 2Q18; 90 days PDL ratio was 3.6%, 3.4% and 3.3%, respectively. Consumer loans’ 30 days PDL ratio was 4.9% for 2Q19 and 1Q19 and 5.3% for 2Q18; 90 days PDL ratio was 2.7%, 2.6% and 3.0%, respectively. Mortgages’ 30 days PDL ratio was 4.6% for 2Q19 and 1Q19 and 4.0% for 2Q18; 90 days PDL ratio was 2.6%, 2.4% and 2.2%, respectively.

Total loans and leases	2Q18	1Q19	2Q19	Δ
				2Q19 vs. 1Q19	2Q19 vs. 2Q18
''A'' normal risk	144,237.2	151,790.4	153,775.8	1.3%	6.6%
''B'' acceptable risk	5,058.0	4,800.9	4,749.9	-1.1%	-6.1%
''C'' appreciable risk	5,257.7	5,439.6	5,394.5	-0.8%	2.6%
''D'' significant risk	4,050.8	3,555.4	3,762.6	5.8%	-7.1%
''E'' unrecoverable	1,692.7	2,860.1	2,970.4	3.9%	75.5%
Loans and receivables	160,296.4	168,446.4	170,653.2	1.3%	6.5%
Interbank and overnight funds	5,189.9	4,460.7	4,123.6	-7.6%	-20.5%
Total loans and leases	165,486.3	172,907.1	174,776.8	1.1%	5.6%

CDE loans / Total loans (*)	6.9%	7.0%	7.1%

Past due loans	2Q18	1Q19	2Q19	Δ
				2Q19 vs. 1Q19	2Q19 vs. 2Q18
Performing	88,271.2	90,017.0	90,507.7	0.5%	2.5%
Between 31 and 90 days past due	485.6	594.0	552.6	-7.0%	13.8%
+90 days past due	3,013.0	3,194.1	3,415.4	6.9%	13.4%
Commercial loans and leases	91,769.8	93,805.1	94,475.8	0.7%	2.9%
Performing	48,632.2	52,889.8	53,904.5	1.9%	10.8%
Between 31 and 90 days past due	1,207.5	1,272.6	1,273.7	0.1%	5.5%
+90 days past due	1,539.8	1,445.3	1,527.1	5.7%	-0.8%
Consumer loans and leases	51,379.5	55,607.6	56,705.3	2.0%	10.4%
Performing	16,063.5	17,768.0	18,183.2	2.3%	13.2%
Between 31 and 120 days past due	304.8	398.6	380.5	-4.5%	24.9%
+90 days past due	361.1	454.2	497.1	9.4%	37.7%
Mortgages and housing leases	16,729.4	18,620.9	19,060.8	2.4%	13.9%
Performing	354.9	346.1	341.7	-1.3%	-3.7%
Between 31 and 90 days past due	16.8	17.6	18.6	5.3%	10.7%
+90 days past due	46.1	49.1	51.1	4.1%	10.8%
Microcredit loans and leases	417.8	412.8	411.3	-0.4%	-1.6%
Loans and receivables	160,296.5	168,446.4	170,653.2	1.3%	6.5%
Interbank & overnight funds	5,189.9	4,460.7	4,123.6	-7.6%	-20.5%
Allowance for impairment of commercial loans	165,486.5	172,907.1	174,776.8	1.1%	5.6%

30 Days PDL / Total loans (*)	4.4%	4.4%	4.5%
90 Days PDL / Total loans (*)	3.1%	3.1%	3.2%

(*) Total loans excluding interbank and overnight funds. 30 days past due and 90 days past due are calculated on a capital plus interest accounts receivable basis.

7

Grupo Aval’s coverage over its 90 days PDL was 1.5x in 2Q19, 1.6x in 1Q19 and 1.4x in 2Q18. Allowance to CDE Loans was 0.7x for 2Q19, 1Q19 and 2Q18, and allowance to 30 days PDL was 1.1x for 2Q19 and 1Q19 and 1.0x for 2Q18. Impairment loss, net of recoveries of charged off assets to average total loans was 2.2% in 2Q19, 2.0% in 1Q19 and 1.9% in 2Q18. Charge-offs to average total loans was 2.3% in 2Q19, 2.4% in 1Q19 and 1.9% in 2Q18.

Total loans and leases	2Q18	1Q19	2Q19

Allowance for impairment / CDE loans	0.7	0.7	0.7
Allowance for impairment / 30 Days PDL	1.0	1.1	1.1
Allowance for impairment / 90 Days PDL	1.4	1.6	1.5
Allowance for impairment / Total loans (*)	4.5%	4.8%	4.9%

Impairment loss / CDE loans	0.3	0.3	0.3
Impairment loss / 30 Days PDL	0.5	0.5	0.5
Impairment loss / 90 Days PDL	0.7	0.7	0.8
Impairment loss / Average total loans (*)	2.2%	2.2%	2.5%
Impairment loss, net of recoveries of charged-off assets / Average total loans (*)	1.9%	2.0%	2.2%

Charge-offs / Average total loans (*)	1.9%	2.4%	2.3%

(*) Total loans excluding interbank and overnight funds. 30 days past due and 90 days past due are calculated on a capital plus interest accounts receivable basis.

1.2 Investment securities and trading assets

Total investment securities and trading assets increased 14.1% to Ps 32,018.2 billion between June 30th, 2018 and June 30th, 2019, and 1.0% versus March 31st, 2019. Ps 27,051.6 billion of our total portfolio is invested in debt securities, which increased by 10.2% between June 30th, 2018 and June 30th, 2019 and by 1.1% since March 31st, 2019. Ps 4,433.1 billion of our total investment securities is invested in equity securities, which increased by 46.1% between June 30th, 2018 and June 30th, 2019 and decreased 1.8% versus March 31st, 2019.

Investment and trading assets	2Q18	1Q19	2Q19	Δ
				2Q19 vs. 1Q19	2Q19 vs. 2Q18
Debt securities	2,421.5	3,243.6	4,011.4	23.7%	65.7%
Equity securities	2,122.9	3,266.3	3,157.1	-3.3%	48.7%
Derivative assets	469.0	427.0	533.5	24.9%	13.7%
Trading assets	5,013.4	6,936.9	7,702.0	11.0%	53.6%
Investments in debt securities at FVTPL (non compliant with SPPI test)	-	27.7	25.1	-9.7%	N.A
Debt securities at FVOCI	19,175.2	20,476.1	20,030.6	-2.2%	4.5%
Equity securities at FVOCI	911.4	1,248.4	1,276.0	2.2%	40.0%
Investments in securities at FVOCI	20,086.6	21,724.5	21,306.6	-1.9%	6.1%
Investments in debt securities at AC	2,961.0	3,006.6	2,984.5	-0.7%	0.8%
Investment and trading assets	28,061.1	31,695.8	32,018.2	1.0%	14.1%

8

The average yield on our debt and equity investment securities (trading assets, investments in debt securities at FVTPL, investments in securities at FVOCI and investments in debt securities at AC) was 5.7% for 2Q19, 6.2% for 1Q19 and 4.5% in 2Q18.

1.3 Cash and Cash Equivalents

As of June 30th, 2019 cash and cash equivalents had a balance of Ps 29,824.7 billion showing increases of 40.8% versus June 30th, 2018 and 10.8% versus March 31st, 2019 (35.1% and 10.4% excluding FX).

The ratio of cash and cash equivalents to customer deposits was 18.0% in June 30th, 2019, 16.5% in March 31st, 2019, and 13.9% in June 30th, 2018.

1.4 Goodwill and Other Intangibles

Goodwill and other intangibles as of June 30th, 2019 reached Ps 14,745.4 billion, increasing by 31.3% versus June 30th, 2018 and 4.5% versus March 31st, 2019.

Goodwill as of June 30th, 2019 was Ps 7,249.3 billion, increasing by 6.3% versus June 30th, 2018 and 0.7% versus March 31st, 2019, explained by fluctuations in the exchange rate.

Other intangibles, which include “concession arrangement rights” and other intangibles, mainly reflect the value of road concessions recorded for the most part at Corficolombiana. Other intangibles as of June 30th, 2019 reached Ps 7,496.0 billion and grew by 70.0% versus June 30th, 2018 and 8.5% versus March 31st, 2019. The increase versus 2Q18 was mainly driven by the impact of the adoption of IFRS 15 in our Fourth Generation Concessions in 3Q18.

2. Liabilities

As of June 30th, 2019 funding represented 94.0% of total liabilities and other liabilities represented 6.0%.

2.1 Funding

Total Funding (Total financial liabilities at amortized cost) which includes (i) Customer deposits, (ii) Interbank borrowings and overnight funds, (iii) Borrowings from banks and others, (iv) Bonds issued, and (v) Borrowing from development entities had a balance of Ps 220,092.1 billion as of June 30th, 2019 showing an increase of 11.0% versus June 30th, 2018 and of 2.2% versus March 31st, 2019 (8.1% and 1.9% increase excluding FX). Total customer deposits represented 75.4% of total funding as of the end of 2Q19, 75.8% for 1Q19 and 76.6% for 2Q18.

Average cost of funds was 3.8% in 2Q19, 3.6% in 1Q19, and 3.7% in 2Q18. Our average cost of funds reflects stability in line with a now stable interest rate scenario.

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2.1.1 Customer deposits

Customer deposits	2Q18	1Q19	2Q19	Δ
				2Q19 vs. 1Q19	2Q19 vs. 2Q18
Checking accounts	14,353.1	15,811.1	14,811.2	-6.3%	3.2%
Other deposits	502.8	512.3	526.6	2.8%	4.7%
Non-interest bearing	14,855.9	16,323.4	15,337.8	-6.0%	3.2%
Checking accounts	19,672.1	21,932.2	23,479.6	7.1%	19.4%
Time deposits	63,831.1	68,362.5	71,687.7	4.9%	12.3%
Savings deposits	53,599.1	56,637.0	55,495.7	-2.0%	3.5%
Interest bearing	137,102.2	146,931.7	150,663.0	2.5%	9.9%
Customer deposits	151,958.1	163,255.1	166,000.8	1.7%	9.2%

Of our total customer deposits as of June 30th, 2019 checking accounts represented 23.1%, time deposits 43.2%, savings accounts 33.4%, and other deposits 0.3%.

The following table shows the customer deposits composition by bank. During the last twelve months, Banco Popular showed the highest growth rate in customer deposits within our banking operation in Colombia.

Deposits / Bank ($)	2Q18	1Q19	2Q19	Δ
				2Q19 vs. 1Q19	2Q19 vs. 2Q18
Banco de Bogotá	97,736.2	106,409.5	107,408.4	0.9%	9.9%
Domestic	52,901.9	56,819.1	56,458.0	-0.6%	6.7%
Central America	44,834.3	49,590.4	50,950.4	2.7%	13.6%
Banco de Occidente	25,080.7	26,511.5	26,706.2	0.7%	6.5%
Banco Popular	16,817.6	17,867.4	19,096.1	6.9%	13.5%
Banco AV Villas	10,105.6	11,259.6	11,307.6	0.4%	11.9%
Corficolombiana	3,975.0	3,617.1	4,006.2	10.8%	0.8%
Eliminations	(1,757.0)	(2,409.9)	(2,523.5)	4.7%	43.6%
Total Grupo Aval	151,958.1	163,255.1	166,000.8	1.7%	9.2%

Deposits / Bank (%)	2Q18	1Q19	2Q19
Banco de Bogotá	64.3%	65.2%	64.7%
Domestic	34.8%	34.8%	34.0%
Central America	29.5%	30.4%	30.7%
Banco de Occidente	16.5%	16.2%	16.1%
Banco Popular	11.1%	10.9%	11.5%
Banco AV Villas	6.7%	6.9%	6.8%
Corficolombiana	2.6%	2.2%	2.4%
Eliminations	-1.2%	-1.5%	-1.5%
Total Grupo Aval	100.0%	100.0%	100.0%

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2.1.2 Borrowings from Banks and Other (includes borrowings from development entities)

As of June 30th, 2019 borrowings from banks and other totaled Ps 23,569.1 billion, showing an increase of 18.5% versus June 30th, 2018 and a decrease of 4.8% versus March 31st, 2019. Excluding FX, borrowings from banks and other increased 13.5% versus June 30th, 2018 and decreased 5.2% versus March 31st, 2019.

2.1.3 Bonds issued

Total bonds issued as of June 30th, 2019 totaled Ps 20,105.5 billion showing increases of 3.9% versus June 30th, 2018 and of 0.6% versus March 31st, 2019. Excluding FX, bonds increased 3.5% versus June 30th, 2018 and 0.6% versus March 31st, 2019.

3. Non-controlling Interest

Non-controlling Interest in Grupo Aval reflects: (i) the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas and Corficolombiana), and (ii) the minority stakes that third party shareholders hold in the consolidated subsidiaries at the bank level (mainly Porvenir). As of June 30th, 2019 non-controlling interest was Ps 12,292.5 billion which increased by 30.2% versus June 30th, 2018 and 5.0% versus March 31st, 2019, the increase versus 2Q18 was mainly driven by the resulting dilution from Corficolombiana’s capitalization process in August 2018. Total non- controlling interest represents 40.2% of total equity as of June 30th, 2019. Total non-controlling interest derives from the sum of the combined minority interests of our banks and of Grupo Aval, applying eliminations associated with the consolidation process of Grupo Aval.

Direct & indirect ownership of main subsidiaries	2Q18	1Q19	2Q19	Δ
				2Q19 vs. 1Q19	2Q19 vs. 2Q18
Banco de Bogotá	68.7%	68.7%	68.7%	-	-
Banco de Occidente	72.3%	72.3%	72.3%	-	-
Banco Popular	93.7%	93.7%	93.7%	-	-
Banco AV Villas	79.9%	79.9%	79.9%	-	-
BAC Credomatic (1)	68.7%	68.7%	68.7%	-	-
Porvenir (2)	75.7%	75.7%	75.7%	0	(2)
Corficolombiana (3)	44.9%	38.2%	38.6%	38	(628)

(1) BAC Credomatic is fully owned by Banco de Bogotá; (2) Grupo Aval indirectly owns a 100% of Porvenir as follows: 20.0% in Grupo Aval, 46.9% in Banco de Bogotá and 33.1% in Banco de Occidente. Porvenir's results consolidate into Banco de Bogotá; (3) Grupo Aval decreased its ownership in Corficolombiana as it did not exercise its right to subscribe shares in the equity issuance done in 2018. Rights of subscription were transferred to all Grupo Aval shareholders.

4. Attributable Shareholders’ Equity

Attributable shareholders’ equity as of June 30th, 2019 was Ps 18,310.6 billion, showing an increase of 15.7% versus June 30th, 2018 and of 5.6% versus March 31st, 2019.

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Income Statement Analysis

Our net income attributable to the owners of the parent company for 2Q19 of Ps 813.2 billion showed a 19.3% increase versus 2Q18 and a 6.6% increase versus 1Q19.

Consolidated Statement of Income	2Q18	1Q19	2Q19	Δ
				2Q19 vs. 1Q19	2Q19 vs. 2Q18
Interest income	4,541.4	4,669.2	4,885.8	4.6%	7.6%
Interest expense	1,842.0	1,939.7	2,054.4	5.9%	11.5%
Net interest income	2,699.4	2,729.5	2,831.3	3.7%	4.9%
Loans and other accounts receivable	856.9	933.2	1,040.9	11.5%	21.5%
Other financial assets	(8.1)	(22.9)	(33.2)	45.1%	N.A.
Recovery of charged-off financial assets	(88.9)	(77.2)	(96.6)	25.2%	8.7%
Net impairment loss on financial assets	759.9	833.1	911.1	9.4%	19.9%
Net income from commissions and fees	1,199.0	1,259.0	1,347.2	7.0%	12.4%
Net income from sales of goods and services	259.0	574.5	599.7	4.4%	131.6%
Net trading income	244.7	108.2	208.6	92.8%	-14.7%
Net income from other financial instruments mandatory at FVTPL	75.0	53.7	53.4	-0.5%	-28.8%
Total other income	134.5	385.9	266.1	-31.1%	97.8%
Total other expenses	2,257.7	2,286.5	2,409.2	5.4%	6.7%
Net income before income tax expense	1,594.0	1,991.2	1,986.1	-0.3%	24.6%
Income tax expense	454.7	634.6	586.4	-7.6%	29.0%
Net income for the period	1,139.3	1,356.6	1,399.7	3.2%	22.9%
Non-controlling interest	457.7	593.8	586.5	-1.2%	28.1%
Net income attributable to owners of the parent	681.5	762.9	813.2	6.6%	19.3%

1. Net Interest Income

Net interest income	2Q18	1Q19	2Q19	Δ
				2Q19 vs. 1Q19	2Q19 vs. 2Q18
Interest income
Commercial	1,806.4	1,693.4	1,842.9	8.8%	2.0%
Interbank and overnight funds	87.5	113.3	108.5	-4.2%	24.0%
Consumer	2,035.4	2,170.7	2,224.8	2.5%	9.3%
Mortgages and housing leases	349.5	393.7	403.9	2.6%	15.6%
Microcredit	28.8	27.7	25.5	-8.1%	-11.6%
Loan portfolio	4,307.6	4,398.9	4,605.7	4.7%	6.9%
Interests on investments in debt securities	233.7	270.3	280.0	3.6%	19.8%
Total interest income	4,541.4	4,669.2	4,885.8	4.6%	7.6%
Interest expense
Checking accounts	91.6	103.2	103.6	0.4%	13.1%
Time deposits	813.7	838.9	888.5	5.9%	9.2%
Savings deposits	365.0	362.5	374.2	3.2%	2.5%
Total interest expenses on deposits	1,270.3	1,304.7	1,366.4	4.7%	7.6%
Interbank borrowings and overnight funds	65.4	77.6	84.3	8.5%	28.8%
Borrowings from banks and others	183.0	234.5	277.3	18.3%	51.5%
Bonds issued	288.2	287.5	294.4	2.4%	2.1%
Borrowings from development entities	35.0	35.4	32.0	-9.4%	-8.5%
Total interest expenses on financial obligations	571.7	635.0	688.0	8.3%	20.4%
Total interest expense	1,842.0	1,939.7	2,054.4	5.9%	11.5%
Net interest income	2,699.4	2,729.5	2,831.3	3.7%	4.9%

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Our net interest income increased by 4.9% to Ps 2,831.3 billion for 2Q19 versus 2Q18 and increased 3.7% versus 1Q19. The increase versus 2Q18 was derived from a 7.6% increase in total interest income that was partially offset by a 11.5% increase in total interest expense.

Our Net Interest Margin(1) was 5.9% for 2Q19, 5.7% in 1Q19 and 5.8% in 2Q18. Net Interest Margin on Loans was 6.6% for 2Q19, 6.4% in 1Q19, and 6.8% in 2Q18. On the other hand, our Net Investments Margin was 2.3% in 2Q19 versus 2.6% in 1Q19 and 0.9% in 2Q18.

In our Colombian operations, our Net Interest Margin was 5.4% for 2Q19 and 1Q19, and 5.6% for 2Q18. Net Interest Margin on Loans was 6.2% for 2Q19, 6.1% in 1Q19 and 6.5% in 2Q18. On the other hand, our Net Investments Margin was 2.0% in 2Q19 versus 2.6% in 1Q19 and 1.2% in 2Q18.

In our Central American operations, our Net Interest Margin was 6.9% for 2Q19, 6.4% in 1Q19 and 6.3% in 2Q18. Net Interest Margin on Loans was 7.5% for 2Q19, 7.0% in 1Q19 and 7.4% in 2Q18. On the other hand, our Net Investments Margin was 3.0% in 2Q19 versus 2.8% in 1Q19 and 0.0% in 2Q18.

2. Impairment loss on financial assets, net

Our impairment loss on financial assets, net increased by 19.9% to Ps 911.1 billion for 2Q19 versus 2Q18 and increased 9.4% versus 1Q19.

Net impairment loss on financial assets	2Q18	1Q19	2Q19	Δ
				2Q19 vs. 1Q19	2Q19 vs. 2Q18
Loans and other accounts receivable	856.9	933.2	1,040.9	11.5%	21.5%
Other financial assets	(8.1)	(22.9)	(33.2)	45.1%	N.A.
Recovery of charged-off financial assets	(88.9)	(77.2)	(96.6)	25.2%	8.7%
Net impairment loss on financial assets	759.9	833.1	911.1	9.4%	19.9%

Our annualized gross cost of risk was 2.5% for 2Q19 and 2.2% for 1Q19 and 2Q18. Net of recoveries of charged-off assets our ratio was 2.2% for 2Q19, 2.0% for 1Q19 and 1.9% for 2Q18.

(1)	Grupo Aval’s NIM without income from trading securities and investment in debt securities designated at fair value through profit and loss (non compliant with SPPI test) was 5.7% for 2Q19 and 5.5% for 1Q19 and 5.8% for 2Q18.

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3. Non-interest income

Total non-interest income	2Q18	1Q19	2Q19	Δ
				2Q19 vs. 1Q19	2Q19 vs. 2Q18
Income from commissions and fees
Banking fees(1)	994.3	1,028.0	1,075.1	4.6%	8.1%
Trust activities	77.3	80.7	84.4	4.6%	9.1%
Pension and severance fund management	235.2	255.5	301.0	17.8%	28.0%
Bonded warehouse services	39.0	41.0	40.1	-2.3%	2.7%
Total income from commissions and fees	1,345.8	1,405.2	1,500.6	6.8%	11.5%
Expenses from commissions and fees	146.9	146.2	153.4	4.9%	4.5%
Net income from commissions and fees	1,199.0	1,259.0	1,347.2	7.0%	12.4%

Income from sales of goods and services	1,455.1	1,923.5	2,077.9	8.0%	42.8%
Costs and expenses from sales of goods and services	1,196.1	1,348.9	1,478.1	9.6%	23.6%
Net income from sales of goods and services	259.0	574.5	599.7	4.4%	131.6%

Net trading income	244.7	108.2	208.6	92.8%	-14.7%
Net income from other financial instruments mandatory at FVTPL	75.0	53.7	53.4	-0.5%	-28.8%

Other income
Foreign exchange gains (losses), net	(24.4)	166.1	16.6	-90.0%	-167.9%
Net gain on sale of investments and OCI realization	23.7	5.9	65.1	N.A.	175.1%
Gain on the sale of non-current assets held for sale	3.9	6.0	6.6	9.8%	68.9%
Income from non-consolidated investments(2)	50.5	123.2	65.9	-46.5%	30.6%
Net gains on asset valuations	(0.4)	4.6	(7.3)	N.A	N.A.
Other income from operations	81.3	80.1	119.2	48.7%	46.5%
Total other income	134.5	385.9	266.1	-31.1%	97.8%

Total non-interest income	1,912.2	2,381.3	2,475.0	3.9%	29.4%

(1)	Includes commissions on banking services, office network services, credit and debit card fees, fees on drafts, checks and checkbooks and other fees

(2)	Includes share of profit of equity accounted investees, net of tax, and dividend income.

3.1 Net income from commissions and fees

Net Income from commissions and fees increased by 12.4% to Ps 1,347.2 billion for 2Q19 versus 2Q18 and increased 7.0% in the quarter. Income from commissions and fees increased by 11.5% to Ps 1,500.6 billion in 2Q19 versus 2Q18 and increased 6.8% in the quarter. Excluding FX, net income from commissions increased 6.0% and 5.4%, respectively. In Colombia, net income from commissions and fees increased by 9.9% over the last year and 8.2% over the quarter. In Central America, net income from commissions and fees increased by 15.6% over the last year and 5.5% over the quarter; excluding FX, net income increased by 1.2% over the last year and 2.0% during the quarter.

3.2 Net income from sales of goods and services

Net income from sales of goods and services (non-financial sector) increased by 131.6% to Ps 599.7 billion for 2Q19 versus 2Q18 and increased 4.4% during the quarter.

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3.3 Net trading income

Net trading income	2Q18	1Q19	2Q19	Δ
				2Q19 vs. 1Q19	2Q19 vs. 2Q18
Trading investment income	64.5	183.2	152.3	-16.9%	136.0%
Net income (loss) on financial derivatives	139.3	(82.3)	31.4	-138.2%	-77.4%
Other trading income on derivatives	40.8	7.2	24.9	N.A.	-39.1%
Net trading income	244.7	108.2	208.6	92.8%	-14.7%

Net trading income for Grupo Aval should be analyzed in conjunction with the foreign exchange gains (losses).

3.4 Other income

Total other income for 2Q19 totaled Ps 266.1 billion increasing by 97.8% versus 2Q18 and decreasing 31.1% versus 1Q19. The yearly increase was mainly driven by (i) higher income from foreign exchange gains, net in our Colombian operations and (ii) higher net gains on sale of investments. The quarterly decrease can be explained by (i) lower income from foreign exchange gains, net in our Colombian operations and (ii) lower income from non-consolidated investments associated to dividends paid during 1Q19.

4. Other expenses

Total other expenses for 2Q19 totaled Ps 2,409.2 billion increasing by 6.7% versus 2Q18 and 5.4% versus 1Q19. Our efficiency ratio measured as total other expenses to total income was 45.4% in 2Q19, 44.7% in 1Q19 and 49.0% in 2Q18. The ratio of annualized total other expenses as a percentage of average total assets was 3.7% in 2Q19, 3.5% in 1Q19 and 3.9% in 2Q18.

In Colombia, our efficiency ratio measured as total other expenses to total income, was 40.3% in 2Q19, 39.6% in 1Q19 and 45.6% in 2Q18. The ratio of annualized total other expenses as a percentage of average total assets was 3.2% in 2Q19, 3.1% in 1Q19 and 3.5% in 2Q18.

In Central America, our efficiency ratio measured as total other expenses to total income, was 56.5% in 2Q19, 56.0% in 1Q19 and 56.3% in 2Q18. The ratio of annualized total other expenses as a percentage of average total assets was 4.9% in 2Q19, 4.6% in 1Q19 and 4.9% in 2Q18.

5. Non-controlling Interest

Non-controlling interest in Grupo Aval reflects: (i) the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas and Corficolombiana), and (ii) the minority stakes that third party shareholders hold in the consolidated subsidiaries at the bank level (mainly Porvenir). For 2Q19, non-controlling interest in the income statement was Ps 586.5 billion, showing a 28.1% increase versus 2Q18 and a decrease of 1.2% versus 1Q19. The ratio of non-controlling interest to income before non-controlling interest was 41.9% in 2Q19, 43.8% in 1Q19 and 40.2% in 2Q18.

15

Information related to Grupo Aval’s consolidated financial statements by geography

Grupo Aval Acciones y Valores S.A. - Colombian Operation

Financial Statements Under Full IFRS

Information in Ps. Billions

		2Q18	1Q19	2Q19	Δ
					2Q19 vs. 1Q19	2Q19 vs. 2Q18

	Gross loans and receivables	113,974.5	117,403.8	119,077.9	1.4%	4.5%

	Total assets	165,647.8	181,198.4	186,697.0	3.0%	12.7%

	Customer deposits	107,123.8	113,664.7	115,050.4	1.2%	7.4%

	Total liabilities	151,598.7	165,048.5	169,577.4	2.7%	11.9%

	Net income for the period	855.9	1,059.9	1,090.7	2.9%	27.4%

	Net income attributable to owners of the parent	486.8	558.9	600.8	7.5%	23.4%

			YTD 2018	YTD 2019	Δ
					2019 vs. 2018

	Net income for the period		1,525.0	2,150.6	41.0%

A	Net income attributable to owners of the parent		890.5	1,159.7	30.2%

Leasing Bogotá Panamá S.A.(1)

Financial Statements Under IFRS

Information in Ps. Billions

		2Q18	1Q19	2Q19	Δ
					2Q19 vs. 1Q19	2Q19 vs. 2Q18

	Gross loans and receivables	46,322.0	51,042.6	51,575.3	1.0%	11.3%

	Total assets	68,899.6	77,064.6	77,979.1	1.2%	13.2%

	Customer deposits	44,834.3	49,590.4	50,950.4	2.7%	13.6%

	Total liabilities	57,678.7	64,176.0	64,495.7	0.5%	11.8%

	Net income for the period	283.3	296.8	309.0	4.1%	9.1%

	Net income attributable to owners of the parent	194.7	204.0	212.4	4.1%	9.1%

			YTD 2018	YTD 2019	Δ
					2019 vs. 2018

	Net income for the period		565.6	605.7	7.1%

B	Net income attributable to owners of the parent		388.7	416.3	7.1%

A+B	Net income attributable to owners of the parent		1,279.3	1,576.1	23.2%

(1) Leasing Bogotá Panamá is the holding company that consolidates our Central American operations.

16

Information related to Grupo Aval Acciones y Valores S.A. (Holding Company) and Grupo Aval Limited

The holding company recorded a total gross indebtedness of Ps 1,660.9 billion (Ps 551.8 billion of bank debt and Ps 1,109.1 billion of bonds denominated in Colombian pesos) as of June 30th, 2019. It also guarantees irrevocably and unconditionally Grupo Aval Limited’s (144A / Reg S) 2022 (USD1.0 billion) bonds under its respective indentures. As of June 30th, 2019 the total amount outstanding (including interests payable) of such bonds was USD 1.0 billion, or Ps 3,245.4 billion when translated into pesos.

The debt at Grupo Aval Limited is serviced with interest income on loans to subsidiaries and cash & cash equivalents. Grupo Aval Limited has not required, to this date, cash from Grupo Aval Acciones y Valores S.A. to fulfill its obligations. The main sources of cash to pay the debt and debt service at Grupo Aval Acciones y Valores S.A. have been the dividend income from its subsidiaries and the returns on its cash & cash equivalents.

When combined, Grupo Aval Acciones y Valores S.A. and Grupo Aval Ltd. had Ps 1,520.2 billion of total liquid assets, a total gross indebtedness of Ps 4,886.8 billion and a net indebtedness (including callable senior loans to subsidiaries) of Ps 3,366.5 billion as of June 30th, 2019. In addition to liquid assets, Grupo Aval Ltd. has Ps 1,371.5 billion in other loans to subsidiaries.

Total liquid assets as of June 30, 2019
Cash and cash equivalents	777.9
Fixed income investments	136.4
Callable Senior loans to subsidiaries	605.9
Total liquid assets	1,520.2

As of June 30th, 2019 our combined double leverage (calculated as investments in subsidiaries at book value, subordinated loans to subsidiaries and goodwill as a percentage of shareholders' equity) was 1.14x. Finally, we present an evolution of our key ratios on a combined basis:

Debt service coverage and leverage ratios	2Q18	1Q19	2Q19	Δ
				2Q19 vs. 1Q19	2Q19 vs. 2Q18
Double leverage (1)	1.16x	1.15x	1.14x	-0.01	-0.02
Net debt / Core earnings (2)(3)	3.0x	2.8x	2.7x	-0.1	-0.3
Net debt / Cash dividends (2)(3)	3.5x	3.9x	3.0x	-0.9	-0.5
Core Earnings / Interest Expense (2)	5.1x	5.4x	5.5x	0.1	0.4

(1) Double leverage is calculated as investments in subsidiaries at book value (excluding revaluations), subordinated loans to subsidiaries and goodwill as a percentage of shareholders' equity; (2) Core earnings are defined as annualized recurring cash flow from dividends, investments and net operating income; (3) Net debt is calculated as total gross debt minus cash and cash equivalents and fixed income investments

17

ABOUT GRUPO AVAL

Grupo Aval is Colombia’s largest banking group, and through our BAC Credomatic operations it is also the largest and the most profitable banking group in Central America. Grupo Aval currently operates through four commercial banks in Colombia (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas). It manages pension and severance funds through the largest pension and severance fund manager in Colombia (Porvenir) and owns the largest merchant bank in Colombia (Corficolombiana), each of which Aval controls and consolidates into its results.

Investor Relations Contacts

Tatiana Uribe Benninghoff

Chief of Corporate Strategy and IRO

Tel: +571 241 9700 x23422

E-mail: turibe@grupoaval.com

Alejo Sánchez García

Financial Planning and Investor Relations Manager

Tel: +571 241 9700 x23422

E-mail: asanchez@grupoaval.com

Analysts:

Simón Franky Estepa

Karen Lorena Tabares Amado

18

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under IFRS

Financial Statements Under IFRS

Information in Ps. Billions

Consolidated Statement of Financial Position	2Q18	1Q19	2Q19	Δ
				2Q19 vs. 1Q19	2Q19 vs. 2Q18

Cash and cash equivalents	21,175.2	26,918.5	29,824.7	10.8%	40.8%

Investment and trading assets
Debt securities	2,421.5	3,243.6	4,011.4	23.7%	65.7%
Equity securities	2,122.9	3,266.3	3,157.1	-3.3%	48.7%
Derivative assets	469.0	427.0	533.5	24.9%	13.7%
Trading assets	5,013.4	6,936.9	7,702.0	11.0%	53.6%
Investments in debt securities at FVTPL (non compliant with SPPI test)	-	27.7	25.1	-9.7%	N.A
Investments in securities at FVOCI	20,086.6	21,724.5	21,306.6	-1.9%	6.1%
Investments in debt securities at AC	2,961.0	3,006.6	2,984.5	-0.7%	0.8%
Investment securities	23,047.6	24,758.9	24,316.2	-1.8%	5.5%
Hedging derivatives assets	85.6	25.3	44.4	75.2%	-48.2%

Loans and receivables
Commercial loans and leases	96,959.7	98,265.9	98,599.4	0.3%	1.7%
Commercial loans and leases	91,769.8	93,805.1	94,475.8	0.7%	2.9%
Interbank & overnight funds	5,189.9	4,460.7	4,123.6	-7.6%	-20.5%
Consumer loans and leases	51,379.5	55,607.6	56,705.3	2.0%	10.4%
Mortgages and housing leases	16,729.4	18,620.9	19,060.8	2.4%	13.9%
Microcredit loans and leases	417.8	412.8	411.3	-0.4%	-1.6%
Total loans and leases	165,486.5	172,907.1	174,776.8	1.1%	5.6%
Loss allowance	(7,180.8)	(8,169.0)	(8,375.5)	2.5%	16.6%
Total loans and receivables, net	158,305.7	164,738.1	166,401.3	1.0%	5.1%

Other accounts receivable, net	6,700.5	9,644.2	10,343.5	7.3%	54.4%
Non-current assets held for sale	104.8	179.6	104.9	-41.6%	0.1%
Investments in associates and joint ventures	986.0	879.9	937.3	6.5%	-4.9%

Own-use property, plant and equipment for own-use and given in operating lease, net	5,573.2	5,590.6	5,711.0	2.2%	2.5%
Right-of-use assets	-	2,118.8	2,132.1	0.6%	N.A
Investment properties	813.2	899.0	924.6	2.8%	13.7%
Biological assets	75.1	91.4	95.7	4.7%	27.5%
Tangible assets	6,461.4	8,699.8	8,863.4	1.9%	37.2%

Goodwill	6,817.5	7,200.8	7,249.3	0.7%	6.3%
Concession arrangement rights	3,493.3	5,874.3	6,429.4	9.4%	84.1%
Other intangible assets	915.3	1,034.7	1,066.6	3.1%	16.5%
Intangible assets	11,226.1	14,109.9	14,745.4	4.5%	31.3%

Current	778.3	654.3	797.0	21.8%	2.4%
Deferred	192.3	245.7	235.8	-4.1%	22.6%
Income tax assets	970.6	900.1	1,032.7	14.7%	6.4%

Other assets	470.4	471.7	360.2	-23.6%	-23.4%
Total assets	234,547.4	258,263.0	264,676.1	2.5%	12.8%

Trading liabilities	478.1	522.5	568.3	8.8%	18.8%
Hedging derivatives liabilities	46.5	85.1	76.7	-9.9%	64.8%

Customer deposits	151,958.1	163,255.1	166,000.8	1.7%	9.2%
Checking accounts	34,025.2	37,743.2	38,290.8	1.5%	12.5%
Time deposits	63,831.1	68,362.5	71,687.7	4.9%	12.3%
Savings deposits	53,599.1	56,637.0	55,495.7	-2.0%	3.5%
Other deposits	502.8	512.3	526.6	2.8%	4.7%
Financial obligations	46,392.5	52,034.9	54,091.2	4.0%	16.6%
Interbank borrowings and overnight funds	7,154.7	7,298.0	10,416.7	42.7%	45.6%
Borrowings from banks and others	16,836.5	21,347.8	20,278.7	-5.0%	20.4%
Bonds issued	19,347.3	19,979.8	20,105.5	0.6%	3.9%
Borrowings from development entities	3,054.0	3,409.3	3,290.4	-3.5%	7.7%
Total financial liabilities at amortized cost	198,350.6	215,290.0	220,092.1	2.2%	11.0%

Legal related	175.2	125.2	112.8	-10.0%	-35.6%
Other provisions	569.1	604.0	607.5	0.6%	6.8%
Provisions	744.3	729.2	720.3	-1.2%	-3.2%

Current	257.7	434.6	314.8	-27.6%	22.2%
Deferred	1,731.4	2,345.4	2,608.6	11.2%	50.7%
Income tax liabilities	1,989.1	2,779.9	2,923.3	5.2%	47.0%
Employee benefits	1,178.7	1,262.2	1,151.4	-8.8%	-2.3%
Other liabilities	6,490.1	8,555.7	8,541.0	-0.2%	31.6%
Total liabilities	209,277.4	229,224.5	234,073.0	2.1%	11.8%

Equity attributable to owners of the parent	15,830.5	17,334.9	18,310.6	5.6%	15.7%
Non-controlling interest	9,439.4	11,703.6	12,292.5	5.0%	30.2%
Total equity	25,269.9	29,038.5	30,603.1	5.4%	21.1%

Total liabilities and equity	234,547.4	258,263.0	264,676.1	2.5%	12.8%

19

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under Full IFRS

Financial Statements Under IFRS

Information in Ps. Billions

Consolidated Statement of income	YTD 2018	YTD 2019	Δ	2Q18	1Q19	2Q19	Δ
			2019 vs. 2018				2Q19 vs. 1Q19	2Q19 vs. 2Q18
Interest income
Loan portfolio	8,597.1	9,004.6	4.7%	4,307.6	4,398.9	4,605.7	4.7%	6.9%
Interests on investments in debt securities	468.6	550.3	17.4%	233.7	270.3	280.0	3.6%	19.8%
Total interest income	9,065.7	9,555.0	5.4%	4,541.4	4,669.2	4,885.8	4.6%	7.6%

Interest expense
Checking accounts	172.3	206.9	20.1%	91.6	103.2	103.6	0.4%	13.1%
Time deposits	1,630.7	1,727.4	5.9%	813.7	838.9	888.5	5.9%	9.2%
Savings deposits	767.3	736.7	-4.0%	365.0	362.5	374.2	3.2%	2.5%
Total interest expenses on deposits	2,570.3	2,671.1	3.9%	1,270.3	1,304.7	1,366.4	4.7%	7.6%

Interbank borrowings and overnight funds	121.1	161.9	33.7%	65.4	77.6	84.3	8.5%	28.8%
Borrowings from banks and others	361.2	511.9	41.7%	183.0	234.5	277.3	18.3%	51.5%
Bonds issued	578.6	581.9	0.6%	288.2	287.5	294.4	2.4%	2.1%
Borrowings from development entities	71.8	67.4	-6.1%	35.0	35.4	32.0	-9.4%	-8.5%
Total interest expenses on financial obligations	1,132.7	1,323.1	16.8%	571.7	635.0	688.0	8.3%	20.4%
Total interest expense	3,702.9	3,994.1	7.9%	1,842.0	1,939.7	2,054.4	5.9%	11.5%
Net interest income	5,362.8	5,560.8	3.7%	2,699.4	2,729.5	2,831.3	3.7%	4.9%

Impairment losses (recoveries) on financial assets
Loans and other accounts receivable	1,776.3	1,974.1	11.1%	856.9	933.2	1,040.9	11.5%	21.5%
Other financial assets	(58.8)	(56.1)	-4.6%	(8.1)	(22.9)	(33.2)	45.1%	N.A.
Recovery of charged-off financial assets	(155.0)	(173.8)	12.1%	(88.9)	(77.2)	(96.6)	25.2%	8.7%
Net impairment loss on financial assets	1,562.5	1,744.3	11.6%	759.9	833.1	911.1	9.4%	19.9%
Net interest income, after impairment losses	3,800.3	3,816.6	0.4%	1,939.5	1,896.4	1,920.2	1.3%	-1.0%

Income from commissions and fees
Banking fees(1)	1,938.3	2,103.1	8.5%	994.3	1,028.0	1,075.1	4.6%	8.1%
Trust activities	154.3	165.1	7.0%	77.3	80.7	84.4	4.6%	9.1%
Pension and severance fund management	488.7	556.6	13.9%	235.2	255.5	301.0	17.8%	28.0%
Bonded warehouse services	76.3	81.1	6.2%	39.0	41.0	40.1	-2.3%	2.7%
Total income from commissions and fees	2,657.6	2,905.8	9.3%	1,345.8	1,405.2	1,500.6	6.8%	11.5%
Expenses from commissions and fees	308.4	299.6	-2.8%	146.9	146.2	153.4	4.9%	4.5%
Net income from commissions and fees	2,349.2	2,606.2	10.9%	1,199.0	1,259.0	1,347.2	7.0%	12.4%

Income from sales of goods and services	2,831.8	4,001.4	41.3%	1,455.1	1,923.5	2,077.9	8.0%	42.8%
Costs and expenses from sales of goods and services	2,367.0	2,827.1	19.4%	1,196.1	1,348.9	1,478.1	9.6%	23.6%
Net income from sales of goods and services	464.8	1,174.3	152.6%	259.0	574.5	599.7	4.4%	131.6%

Net trading income	154.3	316.7	105.3%	244.7	108.2	208.6	92.8%	-14.7%
Net income from other financial instruments mandatory at FVTPL	127.0	107.1	-15.7%	75.0	53.7	53.4	-0.5%	-28.8%

Other income
Foreign exchange gains (losses), net	265.3	182.7	-31.1%	(24.4)	166.1	16.6	-90.0%	-167.9%
Net gain on sale of investments and OCI realization	(19.9)	71.1	N.A	23.7	5.9	65.1	N.A.	175.1%
Gain on the sale of non-current assets held for sale	6.2	12.6	103.8%	3.9	6.0	6.6	9.8%	68.9%
Income from non-consolidated investments(2)	144.7	189.1	30.7%	50.5	123.2	65.9	-46.5%	30.6%
Net gains on asset valuations	7.8	(2.8)	-135.5%	(0.4)	4.6	(7.3)	N.A	N.A.
Other income from operations	156.3	199.3	27.5%	81.3	80.1	119.2	48.7%	46.5%
Total other income	560.3	652.0	16.4%	134.5	385.9	266.1	-31.1%	97.8%

Other expenses
Loss on the sale of non-current assets held for sale	2.0	2.3	12.5%	1.8	1.6	0.7	-55.3%	-61.0%
Personnel expenses	1,884.6	1,962.3	4.1%	960.5	965.2	997.1	3.3%	3.8%
General and administrative expenses	2,224.0	2,235.8	0.5%	1,129.3	1,086.5	1,149.3	5.8%	1.8%
Depreciation and amortization	260.4	439.8	68.9%	128.6	207.9	231.9	11.5%	80.3%
Impairment loss on other assets	12.3	19.2	56.1%	6.3	3.8	15.4	N.A.	143.1%
Other operating expenses	57.3	36.3	-36.7%	31.2	21.5	14.8	-31.0%	-52.5%
Total other expenses	4,440.6	4,695.6	5.7%	2,257.7	2,286.5	2,409.2	5.4%	6.7%

Net income before income tax expense	3,015.4	3,977.3	31.9%	1,594.0	1,991.2	1,986.1	-0.3%	24.6%
Income tax expense	924.8	1,221.0	32.0%	454.7	634.6	586.4	-7.6%	29.0%
Net income for the period	2,090.6	2,756.3	31.8%	1,139.3	1,356.6	1,399.7	3.2%	22.9%

Net income for the period attibutable to:

Non-controlling interest	811.3	1,180.3	45.5%	457.7	593.8	586.5	-1.2%	28.1%

Net income attributable to owners of the parent	1,279.3	1,576.1	23.2%	681.5	762.9	813.2	6.6%	19.3%

(1)	Includes commissions on banking services, office network services, credit and debit card fees, fees on drafts, checks and checkbooks and other fees

(2)	Includes share of profit of equity accounted investees, net of tax, and dividend income.

20

Item 2

1 IFRS 2Q19 Consolidated Earnings Results

2 Disclaimer Grupo Aval Acciones y Valores S . A . (“Grupo Aval”) is an issuer of securities in Colombia and in the United States, registered with Colombia’s National Registry of Shares and Issuers ( Registro Nacional de Valores y Emisores ) and the United States Securities and Exchange Commission (“SEC”) . As such, it is subject to compliance with securities regulation in Colombia and applicable U . S . securities regulation . All of our banking subsidiaries (Banco de Bogotá, Banco de Occidente , Banco Popular and Banco AV Villas), Porvenir and Corficolombiana , are subject to inspection and supervision as financial institutions by the Superintendency of Finance . Grupo Aval is now also subject to the inspection and supervision of the Superintendency of Finance as a result of Law 1870 of 2017 , also known as Law of Financial Conglomerates, which came in effect on February 6 , 2019 . Grupo Aval, as the holding company of its financial conglomerate is responsible for the compliance with capital adequacy requirements, corporate governance standards, risk management and internal control and criteria for identifying, managing and revealing conflicts of interest, applicable to its financial conglomerate . The consolidated financial information included in this document is presented in accordance with IFRS as currently issued by the IASB . Details of the calculations of non - GAAP measures such as ROAA and ROAE, among others, are explained when required in this report . Grupo Aval has adopted IFRS 16 retrospectively from January 1 , 2019 but has not restated comparatives for the 2018 reporting period, as permitted under the specific transitional provisions in the standard . The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening Condensed Consolidated Statement of Financial Position on January 1 , 2019 . Consequently, quarterly results for 2019 are not fully comparable to previous periods . IFRS 16 introduced a single, on - balance sheet accounting model for lessees . As a result, Grupo Aval, as a lessee, has recognized right - of - use assets representing its rights to use the underlying assets and lease liabilities representing its obligation to make lease payments . Lessor accounting remains similar to previous accounting policies . Assets and liabilities arising from a lease are initially measured on a present value basis . The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the group’s incremental borrowing rate . This report includes forward - looking statements . In some cases, you can identify these forward - looking statements by words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these and other comparable words . Actual results and events may differ materially from those anticipated herein as a consequence of changes in general, economic and business conditions, changes in interest and currency rates and other risk described from time to time in our filings with the Registro Nacional de Valores y Emisores and the SEC . Recipients of this document are responsible for the assessment and use of the information provided herein . Matters described in this presentation and our knowledge of them may change extensively and materially over time but we expressly disclaim any obligation to review, update or correct the information provided in this report, including any forward looking statements, and do not intend to provide any update for such material developments prior to our next earnings report . The content of this document and the figures included herein are intended to provide a summary of the subjects discussed rather than a comprehensive description . When applicable, in this document we refer to billions as thousands of millions .

Consolidated key results for the quarter

	COP $tn	2Q18	1Q19	2Q19	2Q19 vs 2Q18	2Q19 vs 1Q19
Balance Sheet	Gross Loans	$ 160.3	$ 168.4	$ 170.7	6.5%	1.3%
	Deposits	$ 152.0	$ 163.3	$ 166.0	9.2%	1.7%
	Deposits/Net Loans	0.96 x	0.99 x	1.00 x	0.04 x	0.01 x
	Tangible Equity Ratio	7.7%	8.3%	8.7%	96 bps	37 bps
Loan Quality	90 days PDLs / Total loans	3.1%	3.1%	3.2%	12 bps	16 bps
	Cost of risk	1.9%	2.0%	2.2%	29 bps	20 bps
Profitability	Net interest margin	5.8%	5.7%	5.9%	6 bps	14 bps
	Fee income Ratio	26.5%	25.0%	26.0%	(49) bps	95 bps
	Efficiency Ratio	49.0%	44.7%	45.4%	(356) bps	66 bps
	Attributable net income	$ 0.68	$ 0.76	$ 0.81	19.3%	6.6%
	ROAA	2.0%	2.1%	2.1%	19 bps	5 bps
	ROAE	17.7%	17.4%	18.3%	53 bps	88 bps

- Attributable net income for 2Q19 increased 19% versus 2Q18 and 23% between 1H19 and 1H18.
- Return on average equity for the quarter rose to 18.3%.
- Loan portfolio growth of 7% yoy (and 1.3% in the quarter) with faster growth in our retail portfolio than in our commercial portfolio
- Maintained focus on profitable growth
- Strong Net Interest Margin of 5.9% in the quarter and 5.8% for the semester as a result of 6.6% NIM on loans and 2.3% NIM on investments in the quarter
- Cost of Risk of 2.2% for the quarter and 2.1% for the first half of the year, mainly as a result of an improvement in our Colombian retail portfolio's Cost of Risk
- Net fee income increased by 11% when comparing 1H19 versus 1H18 and by 7% in the quarter, due mainly to strong banking and pension fund fees
- Sustained contribution from our Non-Financial Sector investments during the quarter mainly driven by Corficolombiana's equity investments
- Other expenses grew by 5.7% between 1H18 and 1H19 and personnel expenses increased by only 4% in the same period; in contrast, minimum wage increased by 6%
- The Deposit/Loan ratio at 1.00x, the Liquidity ratio at 18% and the Tangible Equity ratio at 8.7%, as of June 30, 2019, complements the balance sheet´s strength
- DALE, Aval's Fintech, will launch in the next couple of months; we expect to create an ecosystem that will allow P2P, P2C and C2P money transfers at cero cost in one click. We hope to stimulate non-cash transactions and banking penetration

Gross loans excludes interbank and overnight funds. **Tangible Capital Ratio** is calculated as Total Equity minus Goodwill and other Intangibles divided by Total Assets minus Goodwill and other Intangibles. **PDLs 90+** defined as loans more than 90 days past due. **Net Interest Margin** includes net interest income plus net trading income from debt and equity investments at FVTPL divided by total average interest-earning assets. **Fee income ratio** is calculated as net income from commissions and fees divided by net interest income plus net income from commissions and fees, net income from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income (excluding others). **Efficiency Ratio** is calculated as total other expenses divided by net interest income plus net income from commissions and fees, net income from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income. **ROAA** is calculated as annualized Net Income divided by average of total assets. **ROAE** is calculated as Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity. **NS** refers to non-significant figures.

3

Key results per region for the quarter

COP $ tn



Colombia

71% of Assets

		2Q18	1Q19	2Q19	2Q19 vs 2Q18	2Q19 vs 1Q19
Balance Sheet	Gross Loans	$ 114.0	$ 117.4	$ 119.1	4.5%	1.4%
	Deposits	$ 107.1	$ 113.7	$ 115.1	7.4%	1.2%
	Deposits/Net Loans	0.97 x	1.01 x	1.00 x	0.04 x	NS
	Tangible Equity Ratio	6.8%	7.3%	7.6%	83 bps	30 bps
Loan Quality	90 days PDLs / Total loans	3.8%	3.7%	3.9%	8 bps	17 bps
	Cost of risk	1.9%	1.9%	2.2%	34 bps	26 bps
Profitability	Net interest margin	5.6%	5.4%	5.4%	(17) bps	3 bps
	Fee income Ratio	22.2%	20.2%	21.4%	(89) bps	120 bps
	Efficiency Ratio	45.6%	39.6%	40.3%	(528) bps	67 bps
	Attributable net income (2)	$ 0.49	$ 0.56	$ 0.60	23.4%	7.5%
	ROAA	2.1%	2.3%	2.4%	31 bps	3 bps
	ROAE	24.5%	25.6%	27.4%	295 bps	183 bps



Central America(1)

29% of Assets

		2Q18	1Q19	2Q19	2Q19 vs 2Q18	2Q19 vs 1Q19
Balance Sheet	Gross Loans	$ 46.3	$ 51.0	$ 51.6	11.3%	1.0%
	Deposits	$ 44.8	$ 49.6	$ 51.0	13.6%	2.7%
	Deposits/Net Loans	0.95 x	0.96 x	0.99 x	0.04 x	0.03 x
	Tangible Equity Ratio	10.1%	10.8%	11.4%	129 bps	61 bps
Loan Quality	90 days PDLs / Total loans	1.3%	1.5%	1.6%	32 bps	14 bps
	Cost of risk	2.1%	2.2%	2.3%	16 bps	6 bps
Profitability	Net interest margin	6.3%	6.4%	6.9%	56 bps	42 bps
	Fee income Ratio	35.5%	35.7%	35.8%	34 bps	9 bps
	Efficiency Ratio	56.3%	56.0%	56.5%	24 bps	47 bps
	Attributable net income (2)	$ 0.19	$ 0.20	$ 0.21	9.1%	4.1%
	ROAA	1.7%	1.5%	1.6%	(9) bps	7 bps
	ROAE	10.5%	9.2%	9.4%	(110) bps	13 bps

(1) Central America refers to Leasing Bogotá Panamá (LBP) operation expressed in Colombian Pesos, at the exchange rate of each period. **(2)** Attributable net income for Grupo Aval of Ps 813.2 bn for 2Q19 corresponds to the Ps 600.8 bn of our Colombian operation plus Ps 309.0 bn of our Central American operation multiplied by 68.7%, our stake in Banco de Bogotá. **Gross loans** excludes interbank and overnight funds. **Tangible Capital Ratio** is calculated as Total Equity minus Goodwill and other Intangibles divided by Total Assets minus Goodwill and other Intangibles. **PDLs 90+** defined as loans more than 90 days past due. **Net Interest Margin** includes net interest income plus net trading income from investment securities held for trading through profit or loss divided by total average interest-earning assets. **Fee income ratio** is calculated as net income from commissions and fees divided by net interest income plus net income from commissions and fees, net income from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income (excluding others). **Efficiency Ratio** is calculated as total other expenses divided by net interest income plus net income from commissions and fees, net income from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income. **ROAA** is calculated as annualized Net Income divided by average of total assets. **ROAE** is calculated as Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity. **NS** refers to non-significant figures. Equity for Central America is calculated as LBP multiplied by our 68.7% stake in the company. Equity for Colombia is calculated as the difference between our consolidated attributable equity and the equity in Central America.

4

Grupo AVAL

5 1.0 2.0 3.0 4.0 5.0 6.0 Jan-18 Feb-18 Mar-18 Apr-18 May-18 Jun-18 Jul-18 Aug-18 Sep-18 Oct-18 Nov-18 Dec-18 Jan-19 Feb-19 Mar-19 Apr-19 May-19 Jun-19 Jul-19 2019E 2020E 3.1 3.2 GDP Growth Expectations (%) Source: Bloomberg Consensus Inflation Expectations (%) Macroeconomic context – Colombia (1/3) Source: Bloomberg Consensus 2.0 2.5 3.0 3.5 4.0 Jan-18 Feb-18 Mar-18 Apr-18 May-18 Jun-18 Jul-18 Aug-18 Sep-18 Oct-18 Nov-18 Dec-18 Jan-19 Feb-19 Mar-19 Apr-19 May-19 Jun-19 Jul-19 2019E 2020E 3.3 3.3 Inflation (%) Source: Banco de la República de Colombia Jul - 19: 3.79% 2.4% 2.2% 1.9% 2.8% 3.7% 4.4% 6.8% 8.6% 5.8% 4.0% 4.1% 3.2% 3.2% 3.4% 0.0% 2.0% 4.0% 6.0% 8.0% 10.0% Dec-12 Jun-13 Dec-13 Jun-14 Dec-14 Jun-15 Dec-15 Jun-16 Dec-16 Jun-17 Dec-17 Jun-18 Dec-18 Jun-19 12-Month inflation Lower target range Upper target range 6.0 4.8 2.4 2.5 2.9 4.3 5.0 6.0 5.8 4.4 4.8 4.1 3.1 3.1 3.4 2.2 2.7 1.8 1.6 2.3 1.0 1.7 1.4 1.2 2.5 2.4 2.6 2.7 2.7 3.4 I II III IV I II III IV I II III IV I II III IV I II III IV I II III IV I II III IV I II III IV 2012 2013 2014 2015 2016 2017 2018 2019 3.9 4.6 4.7 3.0 2.1 1.4 2.6 - GDP Growth (%) Source: DANE. Seasonally - adjusted , constant prices (2015) GDP.

6 0% 3% 5% 8% 10% 4Q12 2Q13 4Q13 2Q14 4Q14 2Q15 4Q15 2Q16 4Q16 2Q17 4Q17 2Q18 4Q18 2Q19 Real GDP growth Inflation Colombian Central Bank's Interest rate 4.25% 3.79% 3.4% 10.4% 9.6% 9.1% 8.9% 9.2% 9.4% 9.7% 10.1% 11.2% 10.6% 9.9% 9.8% 10.0% 10.6% 10.8% 11.1% 2012 2013 2014 2015 2016 2017 2018 Jun-19 Average national unemployment Average urban unemployment 2% 4% 6% 8% Dec-12 Jun-13 Dec-13 Jun-14 Dec-14 Jun-15 Dec-15 Jun-16 Dec-16 Jun-17 Dec-17 Jun-18 Dec-18 Jun-19 Colombian Central Bank's Interest rate (EoP) DTF(1) IBR(2) 4.44% 4.25% 4.12% Central Bank’s Monetary Policy Source: Banco de la República de Colombia. Urban unemployment defined as unemployment of 13 cities and their metropolitan areas *Last twelve month average from July 2018 to June 2019 Source : Banco de la República de Colombia. (1) End of period DTF rate (2) End of period 3 - month interbank (IBR) rate Source: Banco de la República de Colombia and DANE. GDP as of December 2018. GDP Seasonally - adjusted, constant prices (2015 basis) Macroeconomic context – Colombia (2/3) Unemployment (%) 2014: 4.7% 2015: 3.0% 2016: 2.1% 2013: 4.6% 2012: 3.9% FY GDP 2017: 1.4% 2018: 2.6% Aug - 19 *

7 (2.4) (3.0) (4.0) (3.6) (3.1) (2.7) (2.3) (1.8) (1.4) (1.2) (1.0) (1.0) (1.0) (1.0) (2.4) (2.2) (1.8) (1.5) (1.3) (1.2) (1.1) (1.1) (1.0) 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 Real fiscal deficit Projected fiscal deficit (Mar - 2019) Projected fiscal deficit (Apr - 2018) Source : Banco de la República de Colombia. Macroeconomic context – Colombia (3/3) Source: Ministry of Finance. Projections start in 2019. (2.5%) (4.6%) (8.0%) (6.0%) (4.0%) (2.0%) 0.0% 2.0% 4.0% Dec-14 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Trade balance Current Account Deficit Current Account (% GDP, quarterly) Real and Projected Fiscal Deficit - Fiscal Rule (% of GDP) Oil Exports/Total Exports Colombian Peso Exchange Rate x x x 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 End of Period 2,392.5 2,598.4 2,598.7 3,086.8 3,149.5 3,000.6 2,919.0 2,880.1 3,000.7 2,885.6 3,050.4 2,936.7 2,984.0 2,780.5 2,930.8 2,972.2 3,249.8 3,174.8 3,205.7 Quarter Average 2,173.0 2,470.2 2,496.4 2,938.9 3,061.7 3,263.5 2,993.0 2,949.0 3,016.1 2,924.3 2,920.3 2,974.6 2,985.9 2,860.3 2,839.0 2,961.0 3,161.0 3,134.6 3,242.4 Yearly Average 2,000.7 2,000 2,200 2,400 2,600 2,800 3,000 3,200 3,400 2,746.47 3,053.42 2,951.15 2,956.55 3,188.04 2014: 52.8% 2015: 40.4% 2016: 34.0% 2017: 34.8% 2018: 40.1% 2Q19 vs. 2Q18 2Q19 vs. 1Q19 9.4% 1.0% 14.2% 3.4% 2017 2018 (1.5%)(1.6%) (3.3%)(3.9%)

8 Macroeconomic context – Central America Growth Outlook – Real GDP Inflation per Country Central Banks’ Interest Rates Source: Bloomberg CR : Costa Rica, ES: El Salvador, GU: Guatemala, HO: Honduras, NI: Nicaragua, PA: Panamá Source: For year 2018, Central Banks, INEC Panamá, US Bureau of Economic Analysis. For expected year 2019, IMF WEO Apr - 19; (*) Aggregate growth of all the Central American countries Source : SECMCA Source : SECMCA. CR: Costa Rica, ES: El Salvador, GU: Guatemala, HO: Honduras, NI: Nicaragua, PA: Panama . Central America’s inflation as of June 2019. (2.0%) (1.0%) 0.0% 1.0% 2.0% 3.0% 4.0% 5.0% 6.0% 7.0% Dec-17 Jan-18 Feb-18 Mar-18 Apr-18 May-18 Jun-18 Jul-18 Aug-18 Sep-18 Oct-18 Nov-18 Dec-18 Jan-19 Feb-19 Mar-19 Apr-19 May-19 Jun-19 Jul-19 CR ES GU HO NI PA Cenam 6.1% 4.7% 4.4% 3.9% 2.9% 0.1% (0.3%) 0.0% 1.0% 2.0% 3.0% 4.0% 5.0% 6.0% 7.0% Dec-17 Jan-18 Feb-18 Mar-18 Apr-18 May-18 Jun-18 Jul-18 Aug-18 Sep-18 Oct-18 Nov-18 Dec-18 Jan-19 Feb-19 Mar-19 Apr-19 May-19 Jun-19 Jul-19 Aug-19 CR GU HO 5.75% 4.00% 2.75% 90.0 100.0 110.0 Dec-17 Feb-18 Apr-18 Jun-18 Aug-18 Oct-18 Dec-18 Feb-19 Apr-19 Jun-19 Colón Quetzal Lempira Córdoba TRM 109.8 104.3 108.0 104.6 100.1 Regional Exchange rates 2.3% 3.7% 3.1% 3.7% 2.7% 2.5% - 3.8% 3.2% 6.0% 3.5% 3.4% 2.9% 2.5% - 5.0% Central America* Panama Guatemala Honduras Costa Rica El Salvador Nicaragua 2018 2019E

9 67.5% 10.5% 1.7% Net loans and leases Fixed income investments Unconsolidated equity investments Other 67.5% 10.5% 1.7% 20.3% 2Q18 62.9% 10.2% 2.0% 24.9% 2Q19 Colombian operations , 70.6% Foreign (1) , 29.4% Colombian operations , 70.2% Foreign (1) , 29.8% Colombian operations , 70.5% Foreign (1) , 29.5% 63.8% 10.4% 2.1% 23.8% 1Q19 Assets Assets Breakdown Total Assets Figures in Ps. Trillions (1) Foreign operations reflect Central American operations. (2) Net loans and leases include interbank and overnight funds. 234.5 258.3 264.7 2Q18 1Q19 2Q19 2Q19 / 2Q18 = 12.8% 2Q19 / 1Q19 = 2.5% 2Q19 / 2Q18 = 9.8% 2Q19 / 1Q19 = 2.2% Growth excl. FX movement of Central American Operations (2)

10 160.3 168.4 170.7 2Q18 1Q19 2Q19 2Q19 / 2Q18 = 6.5% 2Q19 / 1Q19 = 1.3% 2Q19 / 2Q18 = 3.7% 2Q19 / 1Q19 = 1.0% Growth excl. FX movement of Central American Operations 57.3% 55.7% 55.4% 32.1% 33.0% 33.2% 10.4% 11.1% 11.2% 0.3% 0.2% 0.2% Commercial Consumer Mortgages Microcredit 2.9% 10.4% 13.9% - 1.6% 0.9% 7.0% 8.2% - 1.6% 2Q19 / 2Q18 2Q18 1Q19 2Q19 2Q19 / 1Q19 0.7% 2.0% 2.4% - 0.4% 0.5% 1.6% 1.8% - 0.4% Loans and receivables Gross loans Gross loans Breakdown Figures in Ps. Trillions – Excluding interbank and overnight funds % Growth excluding FX movement of Central American Operations

11 2.16% 2.21% 2.46% 1.94% 2.03% 2.23% 2Q18 1Q19 2Q19 Impairment loss / Average loans Impairment loss, net / Average loans Loan portfolio quality Charge offs / Average 90+ PDLs Cost of Risk 4.35% 4.41% 4.52% 3.09% 3.05% 3.22% 2Q18 1Q19 2Q19 30 days PDLs / Total loans 90 days PDLs / Total loans 0.65x 0.80x 0.72x 2Q18 1Q19 2Q19 4.48% 1.45x 1.59x 1.53x 1.03x 1.10x 1.09x 2Q18 1Q19 2Q19 Allowances / 90+ PDLs Allowance / 30+ PDLs 4.85% 4.91% Allowance / Gross loans Quality Coverage

12 2Q18 3Q18 4Q18 1Q19 2Q19 4,491 4,960 5,166 5,188 5,143 1,236 957 927 988 1,309 (767) (751) (905) (1,034) (961) 4,960 5,166 5,188 5,143 5,491 Loan portfolio quality 2Q18 1Q19 2Q19 2Q18 1Q19 2Q19 Commercial 3.81% 4.04% 4.20% 3.28% 3.41% 3.62% Consumer 5.35% 4.89% 4.94% 3.00% 2.60% 2.69% Mortgages 3.98% 4.58% 4.60% 2.16% 2.44% 2.61% Microcredit 15.05% 16.16% 16.93% 11.04% 11.89% 12.42% Total loans 4.35% 4.41% 4.52% 3.09% 3.05% 3.22% 30 days past due loans (1) 90 days past due loans (2) (1) Past Due Loans + 30 / Total Loans including interest accounts receivable (2) Past Due Loans + 90 / Total Loans including interest accounts receivable. PDLs 90+ defined as loans more than 90 days pas t due. Figures in Ps. Billions 30 days past due formation 90 days past due formation 2Q18 3Q18 4Q18 1Q19 2Q19 Initial PDLs 6,675 6,975 7,229 7,195 7,426 New PDLs 1,067 1,005 872 1,264 1,252 Charge-offs (767) (751) (905) (1,034) (961) Final PDLs 6,975 7,229 7,195 7,426 7,716

13 Funding Figures in Ps. Trillions 2Q18 1Q19 2Q19 Others 0.3% 0.3% 0.3% Time deposits 42.0% 41.9% 43.2% Checking accounts 22.4% 23.1% 23.1% Savings accounts 35.3% 34.7% 33.4% Total deposits 2Q19 / 2Q18 = 9.2% 2Q19 / 1Q19 = 1.7% 152.0 163.3 166.0 Deposit composition 2Q19 / 2Q18 = 6.3% 2Q19 / 1Q19 = 1.4% Growth excl. FX movement of Central American Operations 2Q18 1Q19 2Q19 Interbank borrowings 3.6% 3.4% 4.7% Bonds issued 9.8% 9.3% 9.1% Banks and others 10.0% 11.5% 10.7% Deposits 76.6% 75.8% 75.4% Total funding 198.4 215.3 220.1 Funding composition 2Q19 / 2Q18 = 11.0% 2Q19 / 1Q19 = 2.2% 2Q19 / 2Q18 = 8.1% 2Q19 / 1Q19 = 1.9% Growth excl. FX movement of Central American Operations 0.96x 0.99x 1.00x 2Q18 1Q19 2Q19 Deposits / Net loans (%) 13.9% 16.5% 18.0% 2Q18 1Q19 2Q19 Cash / Deposits (%)

14 Capital Attributable Shareholders Equity Attributable Equity + Minority Interest Figures in Ps. Trillions Consolidated Capital Adequacy of our Banks (%) 2Q18 1Q19 2Q19 Minority interest 9.4 11.7 12.3 Attributable equity 15.8 17.3 18.3 2Q19 / 2Q18 = 21.1% 2Q19 / 1Q19 = 5.4% 25.3 29.0 30.6 15.8 17.3 18.3 2Q18 1Q19 2Q19 Attributable shareholders equity 2Q19 / 1Q19 = 5.6% 2Q19 / 2Q18 = 15.7% Total equity / Assets Tangible capital ratio (1) 10.8% 11.2% 11.6% 7.7% 8.3% 8.7% (1) Tangible Capital Ratio is calculated as Total Equity minus Goodwill and other Intangibles divided by Total Assets minus G ood will and other Intangibles. 2Q181Q192Q19 2Q181Q192Q19 2Q181Q192Q19 2Q181Q192Q19 Primary capital (Tier 1) 9.1 9.6 9.5 10.5 10.3 10.4 8.3 9.8 8.7 10.6 9.8 10.1 Solvency Ratio 13.3 13.0 13.2 13.0 12.5 12.7 10.0 11.2 10.5 11.8 10.0 10.7

15 6.78% 6.35% 6.58% 2Q18 1Q19 2Q19 10.64% 10.15% 10.61% Avg. Yield on loans NIM – Net Interest Margin Net Interest Margin (1) Loans Interest Margin (2) Net Investments Margin (3) 2Q18 1Q19 2Q19 2Q19 / 2Q18 2Q19 / 1Q19 2.8 2.9 3.0 7.9% 2.4% Net interest income(1) (trillions) (1) Net Interest Income and Net Interest Margin: Includes net interest income plus net trading income from investment securities hel d for trading through profit or loss divided by total average interest - earning assets. NIM without income from investment securities held for trading through profit or loss was 5.7% for 2Q19, 5.5% for 1Q19 and 5. 8% for 2Q18. (2) Loans Interest Margin: Net Interest Income on Loans to Average loans and financial leases. (3) Net Investments Margin: Net Interest income on fixed income securities, net trading income from equity and fixed income inves tme nt securities held for trading through profit and on interbank and overnight funds to Average securities and Interbank and overnight funds. 5.79% 5.71% 5.85% 2Q18 1Q19 2Q19 3.74% 3.61% 3.78% Cost of funds 0.94% 2.63% 2.26% 2Q18 1Q19 2Q19 4.80% 6.43% 6.29% Avg. Yield on fixed income and interbank & overnight funds

Fees and other operating income

Figures in Ps. Billions

Gross fee income



2Q19/2Q18 = 5.6%
2Q19/1Q19 = 5.3%
2Q19/2Q18=11.5%
2Q19/1Q19=6.8%
1,345.8
1,405.2
1,500.6
2Q19/2Q18
2Q19/1Q19
2.9%
17.5%
5.7%
73.9%
2.9%
18.2%
5.7%
73.2%
2.7%
20.1%
5.6%
71.6%
2.7%
-2.3%
28.0%
17.8%
9.1%
4.6%
8.1%
4.6%
2Q18
1Q19
2Q19
Banking fees
Trust activities
Pension fees
Other

Growth excluding FX movement of Central American Operations

Non-financial sector[1]

	2Q18	1Q19	2Q19
Energy & gas	146	140	189
Infrastructure	209	504	494
Hotels	1	9	6
Agribusiness	1	1	0
Other [2]	-97	-79	-89
Total	**259**	**575**	**600**

(1) Net income from sales of goods and services
(2) Reflects net NFS from Nexa BPO, Megalinea and Gestión y Contacto call-centers and other subsidiaries

Other operating income

	2Q18	1Q19	2Q19
Foreign exchange gains (losses), net	-24	166	17
Net income (loss) on financial derivatives	139	-82	31
Other trading income on derivatives	41	7	25
Derivatives and foreign exchange gains (losses), net (1)	156	91	73
Gains on valuation of assets	0	5	-7
Net income from other financial instruments mandatory at FVTPL	75	54	53
Net gain on sale of investments and OCI realization	24	6	65
Gain on the sale of non-current assets held for sale	4	6	7
Income from non-consolidated investments (2)	50	123	66
Other income from operations	81	80	119
Total other income from operations	**390**	**365**	**376**

(1) Includes income from trading and hedging derivatives reflected as part of the net trading income on the Statement of Profit or Loss.
(2) Includes share of profit of equity accounted investees, net of tax, and dividend income.

16

Grupo AVAL

17 Efficiency ratios Cost to income efficiency ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, net income from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income . Cost to income (1) Cost to assets (2) Cost to assets efficiency ratio is calculated as annualized total other expenses divided by average total assets . 49.0% 44.7% 45.4% 2Q18 1Q19 2Q19 FY17 FY18 3.9% 3.5% 3.7% 2Q18 1Q19 2Q19 FY17 FY18 (1) Cost to income as previously reported would have been 46 . 1% , 40 . 8 % and 41 . 4 % for 2 Q 18 , 1 Q 19 and 2 Q 19 , respectively . (2) Cost to assets as previously reported would have been 3 . 6% , 3 . 2 % and 3 . 3 % for 2 Q 18 , 1 Q 19 and 2 Q 19 , respectively .

18 681.5 762.9 813.2 2Q18 1Q19 2Q19 Net income attributable to controlling interest $30.6 $34.2 $36.5 EPS $29.0 Profitability (1) ROAA for each quarter is calculated as annualized Net Income divided by average of total assets. (2) ROAE for each quarter is calculated as annualized Net Income attributable to Aval's shareholders divided by average attributa ble shareholders' equity. Figures in Ps. Billions 2.0% 2.1% 2.1% 2Q18 1Q19 2Q19 ROAA (1) 2.0% 17.7% 17.4% 18.3% 2Q18 1Q19 2Q19 ROAE (2) 17.4%

19

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 22, 2019

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel